Exhibit 99.1

NEWS RELEASE

MINEFINDERS DELIVERS SOLID 2011 FINANCIAL AND OPERATING RESULTS

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – February 23, 2012 – Minefinders Corporation Ltd. today reported its financial and operating results for the fourth quarter and year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•	Revenue of $62.0 million on the sale of 37,000 gold equivalent ounces.
•	Gold production of 20,531 ounces.
•	Silver production of 918,737 ounces.
•	Net income of $59.6 million or $0.72 per share.
•	Adjusted net income of $23.7 million or $0.29 per share.
•	Cash flow provided by operating activities before changes in working capital of $40.4 million or $0.49 per share.
•	Operating cash cost of $424 per gold equivalent ounce sold.
•	Settled the 2011 convertible notes in full in December 2011.
•	Subsequent to year end, realized cash proceeds of CDN$14.1 million following the exercise of the remaining outstanding warrants.

Full Year 2011 Highlights

•	Revenue of $241.2 million on the sale of 155,498 gold equivalent ounces.
•	Gold production of 74,193 ounces.
•	Silver production of 3,572,357 ounces.
•	Net income of $91.1 million or $1.12 per share.
•	Adjusted net income of $82.5 million or $1.02 per share.
•	Cash flow provided by operating activities before changes in working capital of $147.0 million or $1.81 per share.
•	Operating cash cost of $464 per gold equivalent ounce sold.

Commenting on the annual results, Mark Bailey, President and CEO, stated “We set specific objectives for the Company in 2011 and I am very pleased to report that we achieved them. We exceeded our production forecast for the year and despite increasing pressures on operating costs being experienced in our industry, we also met our cash cost forecast for 2011. Furthermore, we advanced all of our near-term growth projects.  It is in the context of these results that I would like to recognize the significant contributions of Laurence Morris, our Vice President, Operations and the team of professionals he has assembled at the Dolores Mine.  These results would not have been possible without them.”

Plan of Arrangement with Pan American Silver Corp.

On January 22, 2012, the Company entered into a definitive agreement whereby Pan American Silver Corp. (“Pan American”) will acquire all of the issued and outstanding common shares of the Company by way of a plan of arrangement. All current details on the transaction are available at www.sedar.com and on the Company’s website at www.minefinders.com.

“The proposed combination with Pan American represents an exciting next step for our shareholders as they gain exposure to a diverse portfolio of world class low cost producing and development assets,” said Mr. Bailey. “As part of the combined company, Dolores will continue to add value and help Pan American move closer to achieving its goal of becoming the largest, low cost primary silver producer.”

2012 Production Forecast

In 2012 the Company expects to produce and sell approximately 75,000 to 80,000 ounces of gold and approximately 3.5 million to 4.0 million ounces of silver.  All production is expected to be sourced from the Dolores Mine and is unhedged. The forecast represents full year estimates and actual production will vary by quarter.

Operating costs and the timing and amount of capital expenditures for 2012 are currently being evaluated in the context of the proposed transaction with Pan American.

Special Meeting

The Company will host a special meeting of securityholders on Monday, March 26, 2012 relating to the proposed transaction with Pan American. The meeting will be held at 11:00 a.m. at the Vancouver Marriott Pinnacle Downtown Hotel, 1128 West Hastings Street, Vancouver, British Columbia.  The record date has been set as Tuesday, February 14, 2012 and meeting materials will be mailed to shareholders by Wednesday, February 29, 2012.

Conference Call

The investor conference call which was previously scheduled for Friday, February 24, 2012 will not be held due to the current plan of arrangement with Pan American.

Summary of Financial and Operating Results(1)

In millions, except ounces, per share amounts, per ounce amounts and average realized prices.	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Ore tonnes crushed and stacked	1,469,894	1,420,804	6,041,410	5,554,293
Gold grade per tonne stacked	0.53	0.60	0.53	0.48
Silver grade per tonne stacked	46.70	56.96	45.38	40.91
Strip ratio (waste to ore)	1.31	1.48	1.79	2.10
Gold ounces produced	20,531	16,102	74,193	56,110
Silver ounces produced	918,737	511,544	3,572,357	1,218,664

Gold ounces sold	20,664	14,150	74,372	55,977
Silver ounces sold	887,007	423,950	3,552,031	1,153,547
Gold equivalent ounces sold(2)	37,000	22,690	155,498	75,767
Sales proceeds	$62.0	$31.3	$241.2	$92.9

Income from operations	$35.7	$14.3	$131.4	$21.5
Adjusted net income	$23.7	$11.3	$82.5	$6.8
Adjusted net income per share	$0.29	$0.17	$1.02	$0.10
Net Income (loss)	$59.6	$(6.7)	$91.1	$(4.0)
Net Income (loss) per share	$0.72	$(0.10)	$1.12	$(0.06)

Cash flow provided by operating activities before changes in working capital	$40.4	$16.9	$147.0	$31.2
Operating cost per gold equivalent ounce sold(2)	$424	$472	$464	$585
Total cash cost per gold equivalent ounce sold(2)	$470	$511	$505	$620
Average realized gold price (per oz)	$1,676	$1,375	$1,561	$1,212
Average realized silver price (per oz)	$30.87	$27.72	$35.22	$21.63

(1)
As of January 1, 2011, the Company's financial results are prepared in accordance with International Financial Reporting Standards ("IFRS"). As a result, accounting policies, presentation, financial statement captions and terminology used in this news release, the year-end financial statements and Management's Discussion and Analysis differ from those used in financial reporting in previous years. Further details on the transition to IFRS are included in the Changes in Accounting Policies section beginning on page 19 of Management's Discussion and Analysis and in note 22 of the financial statements. The complete financial statements and accompanying Management's Discussion and Analysis are available at www.sedar.com or on the Company's website at www.minefinders.com.

(2)
Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the fourth quarter and twelve-month period of 2011 were estimated using a 54 to one silver to gold ratio and a 44 to one silver to gold ratio, respectively (2010 - 50 to one ratio and 58 to one ratio, respectively).

Working Capital and Liquidity

At December 31, 2011, the Company had $239.2 million in cash, cash equivalents and short-term investments, up from $166.9 million as at December 31, 2010, and working capital of $310.9 million, up from $167.4 million as at December 31, 2010.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contact:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Supplementary Financial Measures

The Company uses both IFRS and certain non-IFRS measures to assess performance. This news release includes non-IFRS supplementary financial measures of “operating cash cost per ounce”, “total cash cost per ounce”, “operating cash flow before changes in working capital” and “adjusted net income”. These supplementary financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of these supplementary performance measures to IFRS refer to the Supplementary Financial Measures section in the year end Management’s Discussion and Analysis beginning on page 24.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2011 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.